UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 12, 2024

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In the Matter of

wShares Bitcoin Fund
2 Park Avenue, 20th Floor
New York, NY 10016

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-239150

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   wShares Bitcoin Fund filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

   wShares Bitcoin Fund has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

   In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 12, 2024.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Office Chief